Exhibit 21.1

Subsidiaries of Soleno Therapeutics, Inc.

Subsidiary	Jurisdiction
Soleno Therapeutics U.K. Ltd.	United Kingdom
Soleno Therapeutics Europe Ltd.	Ireland
Essentialis, Inc.	Delaware